UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated December 16, 2024

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000, Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors - Changes to Membership

Appointment of a Director

Peter J Whelan

Effective as of December 16, 2024, the board of directors (the "Board") of Integrated Media Technology Limited (the "Company") appointed Mr. Peter J Whelan ("Mr. Whelan"), aged 80, as the non-executive member of the Board.

Mr. Whelan is a Chartered Accountant from Australia with over 50 years' experience as a professional accountant. He has held positions as Managing Partner and Chairman of Partners of a major mid-tier accounting firm in South Australia. He practiced mainly in the areas of corporate advisory and audit.

Mr. Whelan is currently an independent non-executive director of Oakridge International Limited, a company listed on the Australian Securities Exchange (ASX: OAK) and a member of the Board and Finance Committee of a major South Australian charity providing affordable accommodation to those in need. He is also a director of a family business operating in the retail clothing and foot-wear sector for over 30 years.

Mr. Whelan has been involved in motorsport for over 50 years as a competitor and administrator. He was formerly the President of the Sporting Car Club of South Australia and is a member of the Adelaide Motorsport Festival Advisory Committee.

Resignation of CO-CEO

Mr. John Ki Park

The Board of the Company received a letter of resignation from Mr. John Ki Park ("Mr. Park") resigning as a Co-CEO of the Company with effect on December 16, 2024. Mr. Park's resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices and was as a result of the re-assignment to subsidiary operations. Mr. Park was reassigned as CEO of the subsidiary 'smart glass' operation.

The Board hereby extends its sincere appreciation for the contributions of Mr. Park to the Company as he continues in his new role within the Company.

Appointment of a CEO

Mr. Con Unerkov

On December 16, 2024, the Board of the Company appointed our current Director Mr. Con Unerkov ("Mr. Unerkov") as CEO of the Company, effective immediately. Mr. Unerkov's profile has been disclosed on the Company's website and in our latest disclosure in our Form 20F filed with the SEC on October 23, 2024.

Resignation of a Company Secretary

Mr. Zhiyun Tan

The Board of the Company received a letter from our Director and Company Secretary Mr. Zhiyun Tan ("Mr. Tan") resigning as the Company Secretary of the Company with effect on December 16, 2024. Mr. Tan's resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices. Mr. Tan remains as a non-executive director of the Company.

The Board hereby extends its sincere appreciation for the contribution of Mr. Tan to the Company.

Appointment of a Company Secretary

Ms. Julie Ann Edwards

Effective as of December 16, 2024, the Board of the Company appointed Ms. Julie Ann Edwards ("Ms. Edwards"), aged 53, as the Company Secretary of the Company.

Ms. Edwards has significant experience and involvement in the management of accounting and finance functions of companies. Ms. Edwards holds a Bachelor of Commerce from Deakin University. She is a member of CPA Australia and holds a CPA Public Practice Certificate, and is a registered Tax Agent in Australia. Ms. Edwards is a director and manager of Lowell Accounting Services and also provides company secretarial services for a number of ASX listed companies and unlisted companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 18, 2024

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer